Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at April 30, 2025.

As at April 30, 2025
(in millions of Canadian dollars)
Subordinated Debt	9,740
Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	7,787
Common Shares	23,730
Contributed Surplus	367
Retained Earnings	47,158
Accumulated Other Comprehensive Income	6,753

Total Shareholders’ Equity	85,795
Non-controlling Interest in Subsidiaries	38
Total Equity	85,833
Total Capitalization	95,573

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 33, 44, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the six months ended April 30, 2025.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2, 3, 4 and 5. Please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the six months ended April 30, 2025.